Symbol: PFN-Toronto Stock Exchange / PAWEF- OTCBB
PACIFIC NORTH WEST CAPITAL CORP.	www.pfncapital.com
Pacific North West Capital Corp. NEWS RELEASE	Toll free 1-800-667-1870

NEWS RELEASE

NON-BROKERED PRIVATE PLACEMENT

Vancouver, BC: December 21, 2005 Pacific North West Capital Corp. (the “Company”) is pleased to announce a non-brokered private placement of up to 456,000 flow-through common shares at a purchase price of $0.30 per share for gross proceeds of up to $136,800.  The proceeds of the private placement will be used on the Company’s Canadian exploration projects. A finder’s fee of 7% may be paid in cash and 10% in warrants.

The foregoing is subject to regulatory approval.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF) is an exploration and development company focused on platinum group metal projects in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum. Anglo Platinum has committed over $18 million to the River Valley Project to date and may earn a 65% interest by funding it through to production.  PFN is the Project Operator. In late 2004 PFN established a Nickel Division and currently has an Option / Joint Venture in the Timmins Mining District with Falconbridge Ltd. An extensive geophysical and ground proofing exploration program has recently been completed, and PFN has completed a 3000 metre drill program on the West Timmins Nickel Project and assays are expected by early 2006.  The Company has $4 Million in working capital and no debt.

For further information, please call Toll Free 1-800-667-1870, 604-685-1870 by email ir@pfncapital.com, or visit our website at www.pfncapital.com,

by fax 604-685-8045, 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

On behalf of the Board of Directors

Harry Barr

President and CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.